UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 12, 2026 (March 6, 2026)

Date of Report: (Date of earliest event reported)

McQueen Labs Series, LLC

(Exact name of issuer as specified in its charter)

Delaware	99-3270325
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

261 NE 61st St

Miami, FL 33137

(Full mailing address of principal executive offices)

(786) 440-8532

(Issuer’s telephone number, including area code)

www.mcqmarkets.com

(Issuer’s website)

Class A Units of McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach; Class A Units of McQueen Labs Series LLC - Series 002 1984 Ferrari 512; Class A Units of McQueen Labs Series LLC - Series 003 2012 Lexus LFA, Class A Units of McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam, Class A Units of McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously reported in a Form 1-U filed with the Securities and Exchange Commission on September 25, 2025, on September 2, 2025, McQueen Labs Series, LLC, on behalf of McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach (referred to together herein as “we”, “our” or the “Company”) entered into a Motor Vehicle Bill of Sale (collectively, the “Agreement”) pursuant to which the Company agreed to effect the sale of the 1986 Lamborghini Countach (the “Vehicle”) held by McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach to Ultimate Motors Inc., dba Ft. Lauderdale Collection (“Ft. Lauderdale Collection”), in exchange for $735,000.00 (the “Countach Closing Fee”). A copy of the Agreement is included as Exhibit 6.1 hereto.

On March 6, 2026, the parties consummated the transaction contemplated by the Agreement, with the Company receiving the Countach Closing Fee and the title of the Vehicle passed to Ft. Lauderdale Collection. After allocating costs and expenses incurred in connection with the transaction and winding up and amounts in respect of interests represented by Class A Units, record holders of the Company’s Class A Units received a distribution in the amount of approximately $21.83 per Class A Unit net of withholding taxes on March 9, 2026, if any withholding taxes were applicable in the jurisdiction of such record holder.

Prior to entry into the Agreement, on January 23, 2025, Diablo 6.0 VT GT – Montana LLC, a subsidiary of McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT, a separate series of McQueen Labs Series, LLC entered into a Motor Vehicle Purchase Agreement to purchase a 2001 Lamborghini Diablo 6.0 VT GT from Ft. Lauderdale Collection.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Motor Vehicle Bill of Sale (incorporated by reference to Exhibit 6.1 to Form 1-U Filed on September 25, 2025).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

McQueen Labs Series, LLC

/s/ Curtis Hopkins
Curtis Hopkins
Chief Executive Officer

Date: March 12, 2026